As filed with the Securities and Exchange Commission on June 18, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of June 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X....  Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes......  No...X....

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                   By: /s/ Anders Fullman
                                       ----------------------------
                                   Name: Anders Fullman
                                   Title: Vice President
                                          of Metro International SA


Date: June 18, 2003

                                  EXHIBIT INDEX



1.  Metro Press Release, dated June 18, 2003 - Timetable for Rights Issue


2. Metro Press Release, dated June 18, 2003 - Change of date for second quarter results announcement